November 12, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington DC, 20549

Attn: Stephen Kim, Staff Attorney

Re:	Venu Holding Corporation
Registration Statement on Form S-1
Registration No. 333-281271

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Venu Holding Corporation (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement, as amended (the “Registration Statement”), be accelerated to 5:00 p.m., Eastern Time, on Tuesday, November 12, 2024, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Securities Act.

If you have any questions regarding this request, please contact Peter F. Waltz of Dykema Gossett PLLC at (414) 488-7321.

Very truly yours,

VENU HOLDING CORPORATION

By:	/s/ JW Roth
Name:	JW Roth
Title:	Chief Executive Officer and Chairman

CC: Peter F. Waltz, Esq.